EXHIBIT 99.1

Shopify Announces Second-Quarter 2015 Financial Results

Revenues Increase 90% Year on Year

Number of Merchants Surpasses 175,000

Gross Merchandise Volume Grows 100% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – July 30, 2015 – Shopify Inc. (“Shopify”) (NYSE:SHOP)(TSX:SH), a leading cloud-based, multichannel commerce platform, today announced strong financial results for the quarter ended June 30, 2015.

“It’s been a great year not only for Shopify, but for our merchants as well,” commented Tobi Lütke, Shopify’s Chief Executive Officer. “We completed our initial public offering, announced buy buttons with some of the most important social media companies and closed out our fifth Build a Business Competition, our biggest yet. All of this creates momentum toward our main goal, which is to continue to build a really great platform that makes commerce better for everyone.”

“We are extremely pleased with our second-quarter performance,” stated Russ Jones, Chief Financial Officer. “Merchant count has now surpassed 175,000, resulting in strong growth in Subscription Solutions revenue. In addition, we saw excellent growth in Merchant Solutions revenue which is tied to our merchants’ success, as measured by their GMV.”

Second-Quarter Financial Highlights

•	Total revenue for the second quarter of 2015 was $44.9 million, a 90% increase from the second quarter of 2014. Within this, Subscription Solutions revenue grew 64% to $25.5 million, driven by an increase in the number of merchants using our platform as reflected in the Monthly Recurring Revenue[1] (“MRR”); and Merchant Solutions revenue grew 140% to $19.5 million, driven primarily by an increase in revenue from Shopify Payments.

•	MRR as of June 30, 2015 was $8.5 million, up 67% compared with $5.1 million on June 30, 2014.

•	Gross Merchandise Volume[2] (“GMV”) for the second quarter was $1.6 billion, a 100% increase from the second quarter of 2014. Cumulative GMV to date has now surpassed $10 billion.

•	Gross profit grew 76% year on year to $25.3 million for the second quarter of 2015, versus $14.3 million for the second quarter of 2014.

•	Operating loss for the second quarter of 2015 was $3.5 million, compared with an operating loss of $7.0 million for the second quarter of 2014.

•	Adjusted operating loss[3] for the second quarter of 2015 was $1.9 million, compared with $6.1 million for the second quarter of 2014.

[1]	MRR is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
[2]	GMV represents the total dollar value of orders processed on the Shopify platform in the period.
[3]	Please refer to “Non-GAAP Financial Measures” in this press release.

•	Net loss for the second quarter of 2015 was $3.3 million, or $0.06 per share, compared with a net loss of $6.9 million, or $0.18 per share, for the second quarter of 2014.

•	Adjusted net loss[3] for the second quarter of 2015 was $1.7 million, or $0.03 per share, compared with an adjusted net loss of $5.9 million, or $0.15 per share, for the second quarter of 2014.

•	At June 30, 2015, Shopify had $198.8 million in cash, cash equivalents and short-term investments, compared with $59.7 million on December 31, 2014.

Second-Quarter Business Highlights

•	Shopify completed an initial public offering of 8,855,000 Class A subordinate voting shares at an initial offering price of $17 per share. Shopify intends to use the net proceeds of $136.3 million from the offering to strengthen its balance sheet, providing the flexibility to fund the company’s growth strategies.

•	Shopify launched easy-to-use Buy Buttons, enabling merchants to add ecommerce to any blog or website.

•	Shopify launched Mobile Buy SDK, enabling merchants to add buy buttons to their mobile apps for the sale of physical products. Buyers can select to pay via credit card or Apple Pay.

•	In partnership with Pinterest, Shopify became the first commerce platform to offer Buyable Pins to small and medium-sized businesses. The new offering allows Shopify merchants to sell their products directly on Pinterest.

•	Shopify announced its beta test enabling a select group of merchants to advertise and sell their products using Facebook’s “Buy” call-to-action button, which allows their consumers to purchase products they discover in their News Feed or on Pages without having to leave Facebook.

Since the close of the second quarter, Shopify announced the winners of its Build a Business Competition, which encouraged the creation of tens of thousands of new online businesses. These businesses generated over $250 million in sales, more than twice the amount from last year’s contest.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see section below, “Forward-looking Statements”.

In addition to the other assumptions and factors described elsewhere in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. All numbers provided in this section are approximate.

For the third quarter of 2015, Shopify currently expects:

•	Revenues in the range of $47.0 million to $48.0 million

•	GAAP operating loss in the range of $6.5 million to $7.5 million

•	Adjusted operating loss[3] in the range of $4.0 million to $5.0 million, which excludes share-based compensation expenses of $2.5 million

For the full year 2015, Shopify currently expects:

•	Revenues in the range of $181 million to $183 million

•	GAAP operating loss in the range of $21 million to $23 million

•	Adjusted operating loss[3] in the range of $12 million to $14 million, which excludes share-based compensation expenses of $8.4 million and non-recurring sales and use tax of $0.6 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its second-quarter results today, July 30, 2015, at 8:30 a.m. ET. The second-quarter 2015 conference call will be webcast on the investor relations section of Shopify’s website at http://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2015 Interim Unaudited Consolidated Financial Statements and Notes and its Second Quarter 2015 Management’s Discussion and Analysis are available on Shopify’s website at Shopify.com, and will be filed on SEDAR at www.Sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is a leading cloud-based commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, brick-and-mortar locations, and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, using enterprise-level technology made available to businesses of all sizes. Shopify currently powers over 175,000 businesses in approximately 150 countries, including: Tesla Motors, Budweiser, Wikipedia, LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and non-recurring sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under US GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) payments processed through Shopify Payments; (vii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (viii) serious software errors or defects; (ix) a disruption of service; (x) achieving or maintaining data transmission capacity; (xi) exchange rate fluctuations; and (xii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:

Katie Keita

Director, Investor Relations

613-241-2828

IR@shopify.com

MEDIA:

Janet Park

Public Relations Manager

416-238-6705 x 1021

press@shopify.com

SOURCE: Shopify

Shopify Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in US $000’s, except share and per share amounts; unaudited)

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Revenues
Subscription solutions	25,459	15,567	47,811	28,620
Merchant solutions	19,467	8,113	34,463	13,870

	44,926	23,680	82,274	42,490

Cost of revenues
Subscription solutions	5,422	3,842	10,455	7,126
Merchant solutions	14,252	5,523	25,001	9,421

	19,674	9,365	35,456	16,547

Gross profit	25,252	14,315	46,818	25,943

Operating expenses
Sales and marketing	16,091	12,569	29,631	22,287
Research and development, net of refundable tax credits of nil and $296 (2014 - $240 and $480)	8,800	6,647	16,113	12,733
General and administrative	3,822	2,138	8,011	3,934

Total operating expenses	28,713	21,354	53,755	38,954

Loss from operations	(3,461)	(7,039)	(6,937)	(13,011)

Other income (expenses)
Interest income, net	30	13	41	23
Foreign exchange gain (loss)	135	146	(930)	(257)

	165	159	(889)	(234)

Net Loss and comprehensive loss	(3,296)	(6,880)	(7,826)	(13,245)

Basic and diluted net loss per share attributable to shareholders	$(0.06)	$(0.18)	$(0.17)	$(0.34)
Weighted average shares used to compute net loss per share attributable to shareholders	53,040,539	38,866,937	46,230,413	38,755,733

Shopify Inc.

Condensed Consolidated Balance Sheets

(Expressed in US $000’s except share amounts; unaudited)

	As at
	June 30, 2015 $	December 31, 2014 $
Assets
Current Assets
Cash and cash equivalents	146,668	41,953
Short-term investments	52,161	17,709
Trade and other receivables	3,293	7,227
Other current assets	2,954	1,495

	205,076	68,384

Long term assets
Property and equipment	25,600	21,728
Intangible assets	3,831	2,708
Goodwill	2,373	2,373

	31,804	26,809

Total assets	236,880	95,193

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	17,800	12,514
Current portion of deferred revenue	9,601	6,775
Current portion of lease incentives	774	485

	28,175	19,774
Long term liabilities
Deferred revenue	550	394
Lease incentives	8,604	7,293

	9,154	7,687
Shareholders’ equity
Convertible preferred shares	—	87,056
Common shares	—	4,055
Common stock	227,964	—
Additional paid-in capital	8,477	5,685
Accumulated deficit	(36,890)	(29,064)

Total shareholders’ equity	199,551	67,732

Total liabilities and shareholders’ equity	236,880	95,193

Shopify Inc.

Condensed Consolidated Statements of Cash Flows

(Expressed in US $000’s; unaudited)

	Six months ended
	June 30, 2015 $	June 30, 2014 $
Cash flows from operating activities
Net loss for the period	(7,826)	(13,245)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	3,125	2,063
Stock-based compensation	2,830	1,656
Vesting of restricted shares	181	428
Unrealized foreign exchange loss	1,036	39
Changes in lease incentives	1,600	2,092
Changes in deferred revenue	2,982	1,454
Changes in non-cash working capital items	6,713	2,125

Net cash provided by (used in) operating activities	10,641	(3,388)

Cash flows from investing activities
Purchase of short-term investments	(45,686)	—
Sale of short-term investments	11,196	—
Acquisition of property and equipment	(5,219)	(4,922)
Acquisition of intangible assets	(1,813)	(946)

Net cash used in investing activities	(41,522)	(5,868)

Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	136,276	—
Proceeds from the exercise of stock options	164	77

Net cash provided by financing activities	136,440	77

Effect of foreign exchange on cash and cash equivalents	(844)	(112)
Net increase (decrease) in cash and cash equivalents	104,715	(9,291)
Cash and cash equivalents - Beginning of the Period	41,953	83,529

Cash and cash equivalents - End of the Period	146,668	74,238

Shopify Inc.

Reconciliation from GAAP to Non-GAAP Results

(Expressed in US $000’s, except share and per share amounts; unaudited)

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
GAAP Gross profit	25,252	14,315	46,818	25,943
% of Revenue	56%	60%	57%	61%
add: stock-based compensation	72	66	131	106

Non-GAAP Gross profit	25,324	14,381	46,949	26,049

% of Revenue	56%	61%	57%	61%

GAAP Sales and marketing	16,091	12,569	29,631	22,287
% of Revenue	36%	53%	36%	52%
less: stock-based compensation	182	157	356	290

Non-GAAP Sales and marketing	15,909	12,412	29,275	21,997

% of Revenue	35%	52%	36%	52%

GAAP Research and development	8,800	6,647	16,113	12,733
% of Revenue	20%	28%	20%	30%
less: stock-based compensation	826	628	1,605	1,497

Non-GAAP Research and development	7,974	6,019	14,508	11,236

% of Revenue	18%	25%	18%	26%

GAAP General and administrative	3,822	2,138	8,011	3,934
% of Revenue	9%	9%	10%	9%
less: stock-based compensation	491	118	919	191
less: sales and use tax	—	—	566	—

Non-GAAP General and administrative	3,331	2,020	6,526	3,743

% of Revenue	7%	9%	8%	9%

GAAP Operating loss	(3,461)	(7,039)	(6,937)	(13,011)
% of Revenue	-8%	-30%	-8%	-31%
add: stock-based compensation	1,571	969	3,011	2,084
add: sales and use tax	—	—	566	—

Non-GAAP Operating loss	(1,890)	(6,070)	(3,360)	(10,927)

% of Revenue	-4%	-26%	-4%	-26%

GAAP Net loss and comprehensive loss	(3,296)	(6,880)	(7,826)	(13,245)
% of Revenue	-7%	-29%	-10%	-31%
add: stock-based compensation	1,571	969	3,011	2,084
add: sales and use tax	—	—	566	—

Non-GAAP Net loss and comprehensive loss	(1,725)	(5,911)	(4,249)	(11,161)

% of Revenue	-4%	-25%	-5%	-26%
Non-GAAP net loss per share attributable to shareholders	(0.03)	(0.15)	(0.09)	(0.29)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	53,040,539	38,866,937	46,230,413	38,755,733